Exhibit 99.3

CONSENT OF Xiaoma (Sherman) Lu

As required by Rule 438 under the Securities Act of 1933, as amended, the undersigned hereby consents to being named as a Director Nominee in the Registration Statement on Form S-1 of East Stone Acquisition Corporation (the “Company”) and any and all amendments thereto, registering securities for issuance in the Company’s initial public offering.

Dated: January 13, 2020

/s/ Xiaoma (Sherman) Lu
Xiaoma (Sherman) Lu